UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 22, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

 (Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL BIOPHARMACEUTICALS LTD. RAISES $28 MILLION IN
PRIVATE EQUITY TRANSACTION WITH INSTITUTIONAL INVESTORS

NEW YORK, NEW YORK, March 20, 2006 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL), a biotechnology company focused on the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C, announced today that it has entered into definitive agreements with institutional investors relating to a private placement of $28 million in gross proceeds through the issuance of ordinary shares, represented by American Depositary Receipts (ADRs), and warrants. JPMorgan Securities Inc. acted as the lead-placement agent. Brean Murray, Carret & Co., LLC, Oppenheimer & Co., Inc., and Punk, Ziegel & Company, L.P. served as co-placement agents in the transaction.

Ron Bentsur, Chief Executive Officer of XTL, commented, "We are very pleased to have consummated this financing with some of the highest-quality investors in the biotechnology sector in the U.S. We believe that this serves as strong validation of the promise of our hepatitis C clinical-stage drug pipeline and the company. Following this offering, we will have sufficient cash to take us into 2008. The funds raised will not only provide us with capital to support our current and planned clinical programs for our hepatitis C drug candidates, but will also provide us with added flexibility in our in-licensing and product acquisition program, as we aim to build out our pipeline with additional clinical-stage drug candidates."

In the transaction, XTL sold a total of approximately 4.67 million ADRs, which represents approximately 46.67 million ordinary shares, at a purchase price of $6.00 per ADR. In addition, XTL will issue a five-year warrant to purchase one-half an ordinary share for each ordinary share purchased with an exercise price equal to $0.875 per share (equivalent to $8.75 per ADR), for an aggregate of approximately 23.33 million warrant shares. XTL has agreed to register the ordinary shares, including those issuable upon exercise of the warrants, under the Securities Act of 1933, list the ADRs for trading on the Nasdaq Stock Market and to apply to the UK Listing Authority for the new ordinary shares to be admitted to trading on the London Stock Exchange.

ABOUT XTL BIOPHARMACEUTICALS, LTD.

XTL Biopharmaceuticals Ltd. ("XTL") is engaged in the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTL is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase. XTL-2125 is expected to enter Phase 1 clinical trial in chronic hepatitis C patients in 1H 2006. XTL is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors.  In addition, XTL has out-licensed to Cubist Pharmaceuticals an antibody therapeutic against hepatitis B, HepeX-B, which has recently completed a Phase 2b clinical study in hepatitis B liver transplant patients.  XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

The offering was made only to accredited investors, as such term is defined in accordance with the Securities Act of 1933, as amended. The ordinary shares and the warrants have not been registered under the Securities Act of 1933, or any state securities laws. Therefore, they may not be offered or sold in the United States absent registration under or exemption from the Securities Act of 1933 and any applicable state securities laws. This announcement is neither an offer to sell nor a solicitation of an offer to buy our ordinary shares or warrants to purchase ordinary shares.

Cautionary Statement

Some of the statements included in this press release, particularly those anticipating future financial performance, clinical and business prospects for our clinical compounds for hepatitis C, XTL-2125 and XTL-6865, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially are the following: our ability to successfully complete cost-effective clinical trials for the drug candidates in our pipeline which would affect our ability to continue to fund our operations with our available cash reserves, our ability to meet anticipated development timelines for the drug candidates in our pipeline due to recruitment, clinical trial results, manufacturing capabilities or other factors; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 22, 2006	By:	/s/ Jonathan Burgin
Jonathan Burgin
Chief Financial Officer